02041115

NO ACT
P.E 5.31.02
333-12376

June 24, 2002

Act 33
Section
Rule Schedule B
Public Availability 6-24-02

Response of the Office of International Corporate Finance
Division of Corporation Finance

Re: Financement-Québec
Incoming Letter Dated May 31, 2002

Based on the facts presented, this Division would raise no objection if Financement-Québec files with the Commission annual reports on Form 18-K under the Securities Exchange Act of 1934 and amendments to those annual reports on Form 18-K/A, and if Financement-Québec incorporates by reference such filings into registration statements, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,

Amy Kate O'Brien

Amy Kate O'Brien
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2002

Stephen A. Grant
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

Re: Financement-Quebec

Dear Mr. Grant:

In regard to your letter of May 31, 2002 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

May 31, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Mr. Paul M. Dudek,
Chief, Office of International
Corporate Finance

Re: Financement-Québec

Dear Sirs:

We are writing on behalf of Financement-Québec ("FinQ") to request an interpretive letter that would facilitate the process by which FinQ conducts public offerings of its debt securities in the United States. FinQ is a corporation whose share capital is wholly owned by the Government of Québec ("Québec"). Its securities will be guaranteed by Québec, which is a "seasoned" Schedule B issuer eligible to use the shelf procedures for the offering of securities set forth in Release No. 33-6424 (dated September 2, 1982) (the "Release").

The Release defines "seasoned" issuers as those that have registered their securities under the Securities Act of 1933 (the "Securities Act") within five years and have not defaulted on any principal or interest. FinQ is not currently a seasoned issuer and consequently proposes to market its first registered offering in compliance with non-shelf procedures. This letter relates to procedures that would take effect after FinQ's first offering. It supersedes our letters dated October 16, 2000 and October 29, 2001 on the same subject.

We propose that (i) FinQ voluntarily file with the Securities and Exchange Commission (the "Commission") annual reports on Form 18-K (the "Form 18-K") under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) FinQ amend such annual reports from time to time by filing Form 18-K/A's under the Exchange Act, and (iii) FinQ incorporate such filings into its Schedule B registration statements, including shelf registration statements, for the purpose of complying with the disclosure requirements under the Securities Act of 1933 (the "Securities Act").

We believe that the disclosure procedure described below would facilitate the process by which FinQ conducts public offerings of its debt securities in the United States and is in accordance with previous no-action letters issued by the staff of the Division of Corporation Finance to other issuers filing registration statements on Schedule B, including the letters issued to Hydro-Québec and Province de Québec (available November 6, 1991), Canada and its Crown Corporations (available April 8, 1991) and Federal Business Development Bank (available November 30, 1987).

The Proposal

FinQ hereby requests an interpretative letter approving the implementation of the following procedures:

1. FinQ will file annual reports on Form 18-K during periods when it desires to have access to shelf registration procedures. Such annual reports would include, as of their dates: (i) all the information and exhibits called for by Form 18-K, and (ii) as additional exhibits, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except as set forth in the next paragraph) together with additional information deemed material to investors. The resulting description of FinQ would be substantially as comprehensive, and be presented in substantially the same format, as the description in the prospectus (pp.7-11) in FinQ's registration statement under Schedule B of the Securities Act.

The annual reports on Form 18-K would not include certain Schedule B information, such as the description of securities and plan of distribution. Such information would be included in the applicable basic prospectus and prospectus supplements (and pricing supplements or "stickers", if applicable) containing the terms of the offering.

2. FinQ's basic prospectus would contain a description of the securities offered thereby, the plan of distribution, the application of proceeds, FinQ's debt record, the name and address of FinQ's authorized agent in the United States and the names and

addresses of counsel who will pass upon the validity of the securities. The basic prospectus, which could be used with respect to both continuous offerings such as medium-term note programs and delayed offerings such as shelf takedowns, would incorporate by reference the most recently filed annual reports on Form 18-K of FinQ and Québec (and all exhibits thereto) and all amendments thereto filed on Form 18-K/A.

In order to implement the proposal outlined in this letter, the basic prospectus will contain an undertaking to deliver upon request a copy of the annual reports on Form 18-K and any other information incorporated by reference. FinQ's shelf registration statement will include undertakings similar to the undertakings set forth in Item 512(a)(1), (2) and (3) of Regulation S-K. The undertakings otherwise included in a shelf registration statement obligating FinQ to file post-effective amendments (i) to include prospectuses required by Section 10(a)(3) of the Securities Act and (ii) to reflect in the basic prospectus any facts or events arising after the effective date of FinQ's shelf registration statement that represent a fundamental change, will be modified so as not to apply if the required information is included in a report filed under the Exchange Act that has been incorporated by reference. The agreement to provide legal opinions in post-effective amendments will be modified so as to permit FinQ to furnish such opinions by filing an amendment on Form 18-K/A.

As a result of the foregoing, except as required by the modified undertakings included in FinQ's registration statements, FinQ would not be required to file annual post-effective amendments to its Securities Act registration statements.

3. At the time when any registered securities are offered to the public, whether on a delayed offering basis or as part of a continuous offering, the basic prospectus, together with a prospectus supplement, and a pricing supplement, in each case as appropriate, will be delivered to all purchasers. Any material recent developments subsequent to the date of the basic prospectus, or the most recent annual report on Form 18-K, will be included in either (A) a subsequent annual report on Form 18-K, or in a Form 18-K/A amendment that is incorporated by reference in the basic prospectus, or (B) the prospectus supplement itself. FinQ will amend its annual report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information and any other material information or developments. FinQ anticipates that the time of filing of such annual report and such amendments will correspond to the periodic release of official budgetary, financial and statistical information that will provide the basis for the annual report and amendments. At the present time, it is expected that FinQ's annual

report for each fiscal year, which ends March 31, would be filed in July of the same year, at which time FinQ's financial and statistical information becomes available. Amendments to FinQ's Form 18-K may be made at other times corresponding to the periodic release of other material official budgetary, financial or statistical information, if any, or to reflect other material developments, if any.

The information and documents that, under non-shelf procedures, must be filed by post-effective amendment at the time of an offering to the extent not already included in the shelf registration statement or as exhibits thereto (including the standard underwriting terms, the terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) will instead be filed on, and incorporated by reference by means of, an annual report on Form 18-K or amendments on Form 18-K/A.

4. The basic prospectus and prospectus supplement (and pricing supplement, if applicable) will be delivered to all purchasers of registered securities, and FinQ will, pursuant to the undertaking included in the basic prospectus provide to each recipient of such basic prospectus and prospectus supplement (and pricing supplement, if applicable) who so requests, a copy of the annual report on Form 18-K, together with all exhibits and amendments. Otherwise, unless it chooses to do so, FinQ will not make an annual public distribution of the annual report on Form 18-K, or of the exhibits or amendments, or of the basic prospectus to dealers or prospective investors as contemplated by the Release.

<u>Benefits of Proposal</u>

We believe this proposal has several benefits to investors and to FinQ, including the following:

1. FinQ would be able to use shelf procedures more nearly identical to those available to foreign private registrants eligible to use Form F-3 and Rule 415 (the policy underlying the Release).

2. Up-to-date information with respect to FinQ would be made available to United States investors.

3. Because FinQ would have the most recently available information on file, it would be in a position to gain access to the United States markets at all times without undue effort or delay.

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me at (212) 558-3504.

Very truly yours,

Stephen A. Grant

cc: Hugues Noël de Tilly
(Ministère des Finances, Québec)